Exhibit 99.(a)(17)

Q&A with Ian Cockerill, CEO of Gold Fields

November 3, 2004

Available at http://www.cantos.com

GOLD FIELDS LIMITED — Gold Fields rejects Harmony’s hostile offer

The Harmony offer — coercive and value destroying

Q.

You’ve received an open letter from Harmony. What’s your reaction?

A.

Well, like everyone else I didn’t receive it personally. I saw it coming across Bloomberg’s. Frankly, I would have thought that if there was any serious intent in that letter it would have been more appropriate to send it to me personally and more privately rather than going out into the public domain.

And frankly, if there was a desire to sit down and have a free and open debate around this issue, looking at a friendly merger, I would have thought it be far more conducive if the gun was removed from the shareholder’s head. And I think that means that the early offer that Harmony have put in place, I think that needs to come off the table. That would, I believe, create an atmosphere that was more conducive to friendly discussions.

Q.

So what are Harmony’s motives?

A.

I’m not sure because it’s not consistent with what they’ve been saying to date. I would suspect that they are hearing very much the same views that we’re hearing from shareholders and that is that the shareholder vote is likely to go against them and they’re looking for a suitable alternative arrangement that could perhaps try and salvage what they have started already.

Q.

Do you think Harmony’s strategy here is to buy you essentially on the cheap?

A.

I think we’ve been quite consistent in saying that’s the case. The construct of the deal that they have proposed could very much lead to a minority takeout of Gold Fields. It could actually hand over the control of the company to a small minority of shareholders such that the vast majority, and particularly the longer-term shareholders, are completely disenfranchised and that has been the basis of our legal assault on this whole offer. We just think that it is patently unfair. In particular, it wouldn’t be allowed anywhere else in the world.

Q.

You say that this offer poses a threat to both Harmony and Gold Fields investors. Why do you say that?

A.

In the event that, as we would suspect, clearly there are some short-term traders who would possibly sell into the Harmony offer. So you could land up in a situation where there is a small minority of the Gold Fields stock which is held by Harmony. It’s not big enough to exercise any influence, but it’s still large enough to become a little bit of a nuisance. So you could land up in a situation where Harmony shareholders hold this investment in an alternative company and Gold Fields has to live with that, almost like a cuckoo in the nest, if you like. And on that basis, we think that that’s not a particularly good outcome for either party.

Q.

But for your shareholders now isn’t there at least a clear choice? They can either go down the Harmony route or the IAMGOLD route?

A.

No. They are two entirely distinct issues. The creation of Gold Fields International through the merging with IAMGOLD is an opportunity to create a more aggressive, value-enhancing, international growth vehicle. That is going to be put to shareholders on December 7th. That is an entirely separate issue from the proposal that has come to us from Harmony, where Harmony want to buy the company. And I don’t think it’s right to confuse the two. And certainly, as we set out in our defence document, we believe that the Harmony proposal to buy Gold Fields is entirely without merit and certainly doesn’t represent fair value for Gold Fields shareholders.

Q.

Let’s say that Harmony’s offer was accepted, what would that do to shareholder value?

A.

In its current form there’s no doubt that the Harmony proposal significantly undervalues Gold Fields’ assets and the bottom line is that Gold Fields shareholders are being asked to give up a certain value, which is their Gold Fields paper, for something of more dubious value, which is the Harmony paper. And I think our defence document outlines quite clearly why we believe that the offer, as it is currently pitched, severely undervalues the Gold Fields stock and we don’t believe that it represents a fair exchange of value, and certainly doesn’t offer anywhere near enough premium for control.

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Important Information for US shareholders

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

Forward-looking statements

The materials in this transcript may contain forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in these materials that are not historical facts are “forward-looking statements”.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in the following materials are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the following materials and Gold Fields’ Annual Report on Form 20-F for the financial year ended June 30, 2003.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the materials in which such statements are contained or to reflect the occurrence of unanticipated events.

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS NOT INTENDED FOR ANYONE IN AUSTRALIA, CANADA, JAPAN AND THE REPUBLIC OF IRELAND